SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-Held Company – CVM nº 016390

Corporate Taxpayers’Registry (CNPJ/MF) No 01.832.635/0001-18

Board of Trade (NIRE) 35.300.150.007

Av. Jurandir, 856, Lote 4, 1º andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM) (“TAM”), pursuant to Law No. 6.404/76 and CVM Instruction No. 358/02, as amended, hereby informs its shareholders and the financial market, in continuation to the Communication to the Market published on March 14, 2011, regarding transactions between TAM and TRIP – Linhas Aéreas S.A. (“TRIP”), the following:

1.         TAM and TRIP – Linhas Aéreas S/A are maintaining negotiations, and signed on March 29, 2011 a Term Sheet, with no binding effect, in order to identify possible opportunities for strengthening and expanding their business through the development of a strategic alliance complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, once executed the binding documents and verified the precedent conditions to be mutually agreed (including the approval by the applicable authorities), TAM will acquire at the end a minority stake in TRIP representative of 31% of its total capital stock and 25% of its voting capital stock and the remaining in preferred shares.

2.         TAM seeks to capture market growth and have a more significant exposure in the medium density routes market. TAM's current routes and TRIP’s are mostly complementary. The improvement in the connectivity could lead to an even greater flow of passengers for both companies.

3.         It is not possible, at this moment, to provide any forecast about the outcome of the mentioned negotiations, since they are still preliminary and do not bind or oblige the parties, which may withdraw from negotiations at any time without being able to be claimed, by any of the parties, right of indemnity for any reason.

4.         TAM will keep its shareholders and the financial market informed with respect to the eventual conclusion of those negotiations and will comment again about this subject if materialized any fact that should be disclosed, as required by law and regulations of CVM.

São Paulo, March 30, 2011.

Líbano Miranda Barros

Investors Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.